 Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2016

TSX: MPV | NASDAQ: MDM

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

TABLE OF CONTENTS	Page

Third Quarter 2016 Highlights	3
Company Overview	5
Gahcho Kué Diamond Mine	5
Financing Transactions	13
Results of Operations	15
Financial Review	16
Summary of Quarterly Results	16
Costs and Expenses	17
Income and Resource Taxes	18
Financial Position and Liquidity	18
Off-Balance Sheet Arrangements	18
Financial Instruments Risks	19
Standards and Amendments to Existing Standards	20
Related Party Transactions	21
Contractual Obligations	23
Subsequent Events	23
Other MD&A Analysis Requirements	23
Disclosure of Outstanding Share Data	24
Controls and Procedures	25
Cautionary Note Regarding Forward-Looking Statements	25

This Management’s Discussion and Analysis (“MD&A”) of November 10, 2016 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2015, the unaudited condensed consolidated interim financial statements and the related notes for the three and nine months ended September 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015. The following MD&A has been approved by the Audit Committee on behalf of the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

THIRD QUARTER 2016 HIGHLIGHTS

•	Ramp up to commercial production commenced on August 1, 2016. The Gahcho Kué Diamond Mine (“GK Mine”) expects to achieve commercial production (defined below) in early January 2017.

•	Diamonds produced from commencement of ramp-up to September 30, 2016 totalled approximately 198,000 carats, of which approximately 97,000 carats or 49% are the Company’s share.

•	Mining of waste and ore in the 5034 open pit for the nine months ended September 30, 2016 stood at approximately 15.9 million tonnes, with approximately 17,000 tonnes of ore stockpiled.

•	From August 1 to September 30, 2016, the GK Mine processed approximately 130,000 tonnes of ore through the process plant and recovered approximately 198,000 carats for an average grade of approximately 1.52 carats/tonne.

•	During the quarter ended September 30, 2016, the split of the diamond production from August 1, 2016 to August 25, 2016 took place at the Diavik Diamond Mines Inc. (‘DDMI’) sorting facility based in Yellowknife. The production from August 26, 2016 to October 3, 2016 was sent to DDMI and the split was completed on October 18, 2016.

•	Under the terms of the Gahcho Kué Joint Venture Agreement, the Company and De Beers Canada Inc. (“De Beers”), (the “Participants”) bid for all Fancies and Special Diamonds. Fancies are diamonds of a fancy or unusual colour and Specials are diamonds weighing 10.8 carats or more. On September 15, 2016, the first bid was won by De Beers and on October 18, 2016 the bid was won by the Company. The Company received US$127,400, being 49% of the September 15, 2016 bid, and paid De Beers US$1,402,500, being 51% of the October 18, 2016 bid.
•	The Company plans on conducting its first sale of diamond production through its diamond broker based in Antwerp, Belgium mid-January, 2017.

The following table summarizes key operating and financial highlights for the third quarter of 2016.

		Three and nine months ended
		September 30, 2016

Operating data
Mining
Ore tonnes mined ¹	kt	147
Ore tonnes processed	kt	130
Waste tonnes mined ²	kt	15,753
Total tonnes mined	kt	15,900
Ore in stockpile	mt	17

Processing
Average plant throughput	tpd	2,410
Average diamond recovery	cpt	1.52

Production and sales
Diamonds produced ³	carats	97,020
Diamonds (sold)/received fancies and specials [4]	carats	(134)
Diamonds inventory	carats	96,886
Financial data
Cash and cash equivalents		$31,418,277
Restricted cash		$76,447,937
Working capital		$25,850,059
Total debt		$379,058,303
Total assets		$752,824,874
Total liabilities		$430,475,987

1. Ore mined since commencement of ramp-up
2. Waste tonnes mined since January 1, 2016
3. Diamonds produced as per operator, but before cleaning and splitting
4. Diamonds sold or received after bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Diamond Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Arrangement Agreement. The Company’s primary asset is its 49% interest in the GK Mine.

The first blast in the quarry at the GK Mine occurred on December 13, 2013 and on September 25, 2014, the GK Mine received approval of a Type A Land Use Permit, allowing the GK Mine to commence full scale construction.

Physical construction of the GK Mine was substantially completed at June 30, 2016 and the commissioning of the plant took place during July 2016. Ramp-up to commercial production commenced on August 1, 2016 and, as discussed above, commercial production is expected to be achieved in early January 2017.

Under the Gahcho Kué Joint Venture Agreement discussed below, commercial production for sunk cost repayment purposes is based on the first day after 30 days (excluding maintenance days) of achieving and maintaining 70% of designed production capacity. For royalty purposes for the Government of the Northwest Territories, commercial production is based on the first day after 90 days of achieving 60% of designed production capacity.

The Company’s strategy is to mine and sell its 49% share of the rough diamonds through a well-established and reputable diamond broker at the highest price on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company believes it is well positioned, having completed a $95 million Rights Offering on March 31, 2015 and closed a US$370 million Term Loan Facility (“Loan Facility”) on April 7, 2015, as discussed below in ‘Financing Transactions’, to fund its 49% share of the remaining capital and operating costs to commercial production of the GK Mine.

At November 10, 2016, the Company has no significant sources of revenue; however, with physical construction of the GK Mine now complete and commissioning in progress, the Company expects to have its first sale of pre-commercial production diamonds during January 2017 and approximately every five weeks thereafter. Any revenue before declaring commercial production will be credited to the cost of the asset and any inventory held prior to declaring commercial production, but sold after declaring commercial production will be recognized through revenue.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The mine covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Provisions of the Joint Arrangement are as follows:

(a)	The Participants’ continuing interests in the GK Mine will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the project development and operating costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ended on December 31, 2008 will be limited to $120 million;
(f)	The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers;
(g)	The Company will repay De Beers $59 million (representing 49% of the agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At September 30, 2016, the following amounts remain to be settled and will not be accrued until specified milestones have been achieved:
•	$10 million within 90 days following the commencement of commercial production (commencement of commercial production for the purposes of the 2009 Agreement means the first day of the calendar month following the first thirty consecutive days, excluding maintenance days that the mine has achieved and maintained 70% of rated production specified in the Feasibility Study). This amount will be paid out of the US$370 million Loan Facility; and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted for January 2017. At September 30, 2016, accumulated interest is approximately $21.3 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%. The remaining $24.4 million plus the accumulated interest of $25.8 million will be paid out of future cash flows.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The underlying value and recoverability of the amounts shown in the consolidated financial statements for the Company’s Mineral Properties is dependent upon the ability to complete the successful commissioning of the mine, have access to necessary working capital and future profitable production. The construction of the GK Mine is largely complete and the Company has funded its 49% share of these costs.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at September 30, 2016, the Company’s share of the security deposits issued were $23,419,125 (December 31, 2015 - $14,378,228).

Gahcho Kué Capital Program

Original Budget

The budgeted capital cost as per the 2014 Feasibility Study NI 43-101 Technical Report from January 2013 to completion was $1,019 million, excluding a management fee of 3% payable to De Beers who are both a Participant and also the Operator of the mine. The Company’s share is $499.3 million plus a 3% management fee of $14.9 million.

Forecast

In the last quarter of 2015, the Operator of the GK Mine established through a Quantitative Risk Analysis (“QRA”) that additional funding of approximately $37.5 million may be required to complete the construction of the GK Mine bringing the total capital cost to $1,056.5 million, which excludes any minor out-of-scope purchases and movements in foreign exchange. Included in the $37.5 million is $14.7 million relating to identified capital items where costs increased against the original budget, and $22.8 million relating to additional contingency, which may be spent in part or in whole to bring the GK Mine to commercial production. This would represent a 3.7% variance from the Company’s share of the original budget of $1,019 million.

The Operator has also estimated the amount of $34.9 million to fund negative movements of the Canadian dollar against other currencies and any minor out-of-scope items as per table 1 below.

On finalizing the US$370 million Loan Facility, the lenders agreed, to fund $10.5 million plus the management fee (the Company’s 49% share of $22.2 million) relating to minor out-of-scope purchases and movements in foreign exchange within the Facility. The Company will fund its 49% share of ($34.9 million less $22.2 million) $12.7 million or $6.2 million being the Company’s share out of the Cost Overrun Reserve Account. In addition, the Company will also fund approximately $18.4 million (49% of the additional $37.5 million established through the QRA that may be required to achieve commercial production) from the $93.3 million Cost Overrun Reserve Account required under the Loan Facility.

For the period January 1, 2016 to December 31, 2016, approximately $404.6 million (excluding management fee) will be required by the Operator. Included in the $404.6 million is $263.8 million relating to the capital budget of $1,019 million, $37.5 million relating to the QRA as discussed above, $14.4 million relating to the remaining minor out-of-scope purchases and movements in foreign exchange, commissioning and ramp-up operating costs of $69.0 million, $1.7 million for sustaining capital and advanced working capital of $18.2 million.

The Company will contribute approximately $204.2 million, which includes a management fee of approximately $5.9 million. Of the $204.2 million an amount of $178.9 million will be funded from the Loan Facility and the remaining approximately $25.3 million from the Cost Overrun Reserve Account. For the nine months ended September 30, 2016, the Operator has issued cash calls totaling $372.5 million, which includes a management fee of $10.8 million. The Company has paid $182.5 million being its 49% share, which includes a management fee of $5.3 million.

For the period January 1, 2017 to February 28, 2017, funding of approximately $24.4 million (excluding management fee) will be required by the Operator. Included in this amount are ramp-up operating costs of $21.9 million, $1.2 million for working capital and the remaining $1.3 million for original capital related costs. The Company will fund approximately $12.3 million, which includes a management fee of approximately 358,000, from the Loan Facility.

Table 1 below compares the original budget against the forecast to completion and commercial production.

Table 1

Capital Forecast by WBS

WBS	Description	CAD (M) ORIGINAL BUDGET	CAD (M) FORECAST
1000	Mine Operations	197.3	244.7
2000	Site Development & Roadworks	10.6	22.2
3000	Process Facilities	140.1	157.5
4000	Utilities	50.2	56.4
5000	Ancillary Buildings	53.1	44.7
6000	Waste & Water Management	6.3	5.9
7000	Off-site Facilities	0.4	0.4
Subtotal - Direct Costs =		458.0	531.8
8000	Owner’s Management Costs	104.2	102.0
9000	Indirect Costs	375.7	399.9
Subtotal - Owners + Indirect Costs =		479.9	501.9
9900	Contingency	81.1	22.8
9910	Escalation	-	-
Total - Projects		1,019.0	1,056.5
Management Reserve	Out-of-scope and foreign exchange	_	34.9
Total - Projects and Management Reserve		1,019.0	1,091.4

Gahcho Kué Operating Cost Forecast

The updated average annual operating cost estimate and average Life of Mine unit costs for the GK Mine provided by the Operator are summarised in Table 2 in 2016 Canadian dollars.

Table 2

Operating Cost Forecast Summary in 2016 Canadian dollars

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	86,930,129	3.18	30.69
B	Process	18,304,054	0.66	6.40
C	Power	21,455,292	0.76	7.37
D	Freight	15,728,806	0.57	5.5
E	G&A	76,088,252	2.77	26.72
F	Contingency	-	-	-
G	Management Fee[1]	4,763,376	0.17	1.69
H	Sorting Costs	2,767,559	0.10	0.97
-	Total	226,037,469	8.21	79.34

1Subject to change

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the GK Mine. The Mineral Reserve is the Indicated Resource contained in the open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 3 below.

Table 3

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.4	1.74	23.2
Hearne	Probable	5.6	2.07	11.7
Tuzo	Probable	16.4	1.25	20.6
Total	Probable	35.4	1.57*	55.5

* Fully diluted mining grade

Gahcho Kué Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft. Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 88% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. On March 4, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 - Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Totals
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes

*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats

*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Independent Diamond Valuation

WWW provided an updated independent valuation of the diamonds recovered from the GK Mine. All diamond values presented below are based on the WWW Price Book as at August 8, 2014. It is estimated that average rough diamond prices weakened by approximately 15.5% since the last valuation. Since August 8, 2014, the Canadian dollar (the Company’s functional currency) weakened from a rate of $1.0971/US$1 to $1.3117/US$1 at September 30, 2016 or by approximately 19.56%.

Table 7 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project as of August 8, 2014.

Table 7

Actual Price US$/carat
Pipe	Zone	Total Carats	US$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	US$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I color which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high color (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué. Table 8 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 8

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	US$163	US$123	US$113

Note: 1 mm nominal square mesh

Diamond values are in U.S. Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123. The WWW models use size distribution models (carats per size class) developed by De Beers.

Diamond Outlook

The Global Diamond Report 2015 published by Bain & Company Inc., reported that during 2015, the diamond industry suffered a mild decline in consumer demand for diamond jewelry that started in 2014 in Greater China. That slowdown led to a notable drop in demand for polished and rough diamonds, which in turn led to price decreases for polished and rough diamonds of 12% and 23%, respectively, since May 2014 and 8% and 15%, respectively, since the beginning of 2015. The weaker-than-expected growth in customer demand initially affected demand for polished diamonds as retailers built up inventories and reduced purchases of polished diamonds. The slowdown then extended to rough-diamond producers as mid-market companies built up their inventories and reduced their purchases of rough diamonds despite declining prices.

The report indicates that the long-term outlook for the diamond market remains positive, with demand expected to outpace supply starting in 2019. Until then, the rough-diamond supply-demand balance will be tight. They expect demand for rough diamonds to recover from the recent downturn and return to a long-term growth trajectory of about 3% to 4% per year on average, relying on strong fundamentals in the U.S. and the continued growth of the middle class in India and China.

During the week of April 4, 2016, Bloomberg reported that De Beers raised its diamond selling price. The uptick, which was reported to be around 2%, would represent the first price rise in over 12 months following an estimated 15% fall in prices last year and a further 7% fall in January. De Beers has reported for some time that there is evidence of a clearing of the excess inventory in the mid-stream section of the market (cutting and polishing), which impacted prices during 2015 and if this proves to be the case, the outlook for diamond prices should be positive for the remainder of year.

WWW International Diamond Consultants report that for the period from January to October 2016 average rough diamond prices increased by approximately 7 percent. This is driven by mid-market restocking. During the fourth quarter of 2016 the rough diamond market is projected to be relatively stable as major producers continue to exercise supply restraint.

Bruce Cleaver, CEO, De Beers Group, said: “Demand for De Beers’ rough diamonds in Cycle 8 continued to reflect the improved midstream trading environment compared with 2015. Our rough diamond sales were slightly ahead of expectation during the Cycle, given the normal seasonal demand patterns, the shorter than usual period between Sights 7 and 8, and the forthcoming holidays in some of the major diamond cutting centres.”

Gahcho Kué Diamond Mine Update

Procurement Progress

As at September 30, 2016, procurement for the construction of the mine was 100% complete with only ongoing field purchasing remaining (costs to be incurred during ramp up to commercial production). During the quarter ended September 30, 2016 with the various equipment and construction material at site, the focus was on the close-out of the various procurement packages and managing site contracts.

Since commencing construction in December 2013, materials, equipment and services totaling $1,026 million of the revised $1,091.4 million forecast have, at September 30, 2016, been ordered and received at site, which represents approximately 94.00% of the total material, equipment and services costs for the construction of the Mine. The balance will be spent during the ramp up to commercial production as discussed above.

Mining

For the nine months ended September 30, 2016, a total of 15.9 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to a plan of approximately 15.0 million tonnes (106%). A total of 147,000 tonnes of ore have been delivered to the stockpile compared to a plan of 364,000 tonnes (40%). The stockpiling of ore was limited due to the presence of the mobile crusher in the designated stockpile area. From August 1 to September 30, 2016, 130,000 tonnes of kimberlite ore was processed with 198,000 carats (100% basis) being recovered at a grade of 1.52 carats per tonne.

At September 30, 2016, there was approximately 17,000 tonnes of stockpiled ore. Sufficient ore is available in the 5034 pit to meet the planned process throughput rate. Once the mobile crusher had been relocated the Operator will continue to build the stockpile as planned. The current plan anticipates having approximately 100,000 tonnes (approximately 12 days’ ore requirement based on full operating capacity) stockpiled at December 31, 2016.

At September 30, 2016, the Company had approximately 97,000 carats in available for sale inventory, which the Company plans to sell during January 2017.

Gahcho Kué Capital Cost Summary

At September 30, 2016, the Operator of the GK Mine issued purchase orders of $1,038 million of the approved $1,056.5 million forecast. As mentioned above approximately $1,026 million of materials, equipment and services had been received leaving a balance of approximately $30.5 million to be received or incurred during the ramp up to commercial production. Based on the approved forecast, approximately $18.5 million remains uncommitted before out of scope and foreign exchange. These orders will be placed from October 2016 to completion. The above amounts exclude commitments for ramp-up costs, working capital and minor out-of-scope purchases and movements in foreign exchange.

FINANCING TRANSACTIONS

Loan Facility

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% interest in the GK Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on March 31, 2017 to correspond with the projected construction period. When the Company reaches the earlier of project completion, as defined in the loan facility agreement, or September 30, 2017, it will be subject to certain financial covenants.

Management believes it will be in compliance with these covenants at the projected covenant compliance date of September 30, 2017. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a cost overrun reserve account, which is restricted to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion and commercial production. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the cost overrun reserve account then no event of default would have occurred, and the Lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the cost overrun reserve account were insufficient to fund the project to completion and commercial production, additional funding would be required and no amounts would be available to be drawn until such shortfall was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the GK Mine, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs, which becomes payable to De Beers Canada on achievement of commercial production, targeted in early January 2017. At November 10, 2016, the Company had drawn US$323 million against the US$370 million Loan Facility and by December 31, 2016 would have drawn US$332 million.

Included in the US$370 million Loan Facility is an amount of $10.9 million Canadian dollars (49% of the $22.2 million as discussed above), which on April 7, 2015 was provided for by the Lenders to take into account the negative movement of the Canadian dollar against various currencies and some other minor out-of-scope items.

The terms of the Loan Facility required the Company to arrange a US$75 million cost overrun facility or maintain funds in a restricted cost overrun account. On April 8, 2015, the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc. At September 30, 2016, $23,095,415 had been used to fund some minor out-of-scope items approved by the Joint Venture Management Committee. For the nine months ended September 30, 2016, interest totaling $525,404 (December 31, 2015 - $627,435) had been earned in the restricted cost overrun account.

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps (“IRS”) to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in the fair value of the IRS and foreign currency forward strip contracts are recognized in the income (loss) as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of the interest rate swap contracts outstanding as at September 30, 2016:

Period of Interest Rate Contracts	Notional Amount (USD)
October 1, 2016 to December 31, 2016	$ 224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.27131/US$1.

The table below provides a summary of currency contracts outstanding as at September 30, 2016:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
October 1, 2016 to December 31, 2016	$ 7,719,782	$ 1.2523	$ 6,164,683
January 1, 2017 to February 1, 2017	10,547,404	1.2447	8,473,594
	$ 18,267,186	$ 1.2479	$ 14,638,277

At September 30, 2016, US$304 million ($398.8 million Canadian) was outstanding under the Loan Facility using an exchange rate of $1.3117/US$1. The loan is carried at amortized cost on the consolidated balance sheet.

As at September 30, 2016, financing costs totaling $31,444,973 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility were incurred. The loan has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at September 30, 2016 is $3,755,079 (December 31, 2015 - $13,891,403) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method.

Of the US$304 million drawn at September 30, 2016, US$254.4 million was used for capital related costs, US$47.8 million for costs listed below and the remainder of approximately US$1.8 million for funds held in restricted accounts discussed below.

•	US$13.7 million paid to the lenders for fees and various agency roles;
•	US$6.4 million used to fund various legal, advisory fees and other financing and related expenses incurred to arrange the Loan Facility and other marketing related activity;
•	US$4.8 million used to fund general and administration costs;
•	US$22.9 million of interest and commitment fees.

At September 30, 2016, the Company had US$836,398 in the restricted U.S. dollar proceeds account and $1,325,010 or US$1,010,147 equivalent in the restricted Canadian dollar proceeds account. These amounts are restricted to the mine and related expenditure and may only be released on completion of utilization requests approved by the Facility Agent.

The following table shows the repayment schedule for the gross amount of the Loan Facility:

Year
2017	US	$ 24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US	$ 370,000,000

Results of operations

The expenditures directly attributable to the development of the GK Mine are capitalized. The total budgeted cost to construct the mine was $1,019 million (excludes exchange rate movement, out-of-scope purchases and adjustments resulting from the QRA as discussed above). The revised forecast is $1,091.4 million as discussed above.

Management believes that the Company has the necessary equity and debt to fund its share of the remaining costs, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs as discussed above and does not expect to raise additional cash. The Company currently does not generate cash from operations but expects to generate cash by selling its 49% share of the diamonds produced at the GK Mine, commencing in January 2017 and approximately every five weeks thereafter.

FINANCIAL REVIEW

Three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015

For the three months ended September 30, 2016, the Company recorded net loss of $5,387,201 or $0.03 loss per share compared to $26,590,291 net loss or $0.17 loss per share for the same period in 2015. For the nine months ended September 30, 2016, the Company recorded net income of $13,103,262 or $0.08 earnings per share compared to a $32,921,289 net loss or $0.22 loss per share for the same period in 2015. For the nine months ended September 30, 2016, stock based compensation of $154,077 was incurred compared to $1,403,927 for the same period in 2015. Derivative gain was $2,362,982 compared to a $18,416,630 loss for the same period in 2015. For the nine months ended September 30, 2016, the foreign exchange gain was $14,348,399 compared to a $10,927,314 loss for the same period in 2015. The significant increase in foreign exchange gain is due to the Loan Facility being denominated in U.S. dollars. During the period ended September 30, 2016, the spot exchange rate from fell $1.384/US$1, at December 31, 2015, to 1.3117/US$1.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
		Three months ended
	September 30	June 30	March 31	December 31
	2016	2016	2016	2015
	$	$	$	$
Earnings and Cash Flow
Interest income	222,602	256,735	269,783	457,389
Operating expenses	(1,549,837)	(1,327,918)	(1,292,156)	(2,415,325)
Net (loss) income for the period	(5,387,201)	(351,915)	18,842,378	(10,247,682)
Basic and diluted (loss) earnings per share	(0.03)	(0.00)	0.12	(0.06)
Cash flow from operating activities	(4,295,911)	(13,971,585)	(1,654,857)	(1,591,933)
Cash flow from investing activities	(16,403,918)	(36,689,415)	(89,198,557)	(57,622,213)
Cash flow from financing activities	32,538,916	59,271,268	92,869,953	36,315,623
Balance Sheet
Total assets	752,824,874	732,958,630	693,922,768	582,848,108

		Three months ended
	September 30	June 30	March 31	December 31
	2015	2015	2015	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	241,928	297,166	133,936	260,229
Operating expenses	(722,799)	(2,634,153)	(684,043)	(718,660)
Net loss for the period	(26,590,291)	(5,760,241)	(570,757)	(458,431)
Basic and diluted loss per share	(0.17)	(0.04)	(0.00)	(0.00)
Cash flow from operating activities	(369,311)	(1,586,871)	(695,435)	(4,387,710)
Cash flow from investing activities	(23,496,193)	(186,756,514)	12,127,757	(100,645,017)
Cash flow from financing activities	32,484,728	104,313,186	92,076,884	94,767,451
Balance Sheet
Total assets	553,299,200	510,358,416	409,428,267	300,994,512

COSTS AND EXPENSES

The costs and expenses for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015 are comparable except for the following:

Consulting fees and payroll

Consulting fees for the three and nine months ended September 30, 2016 were $543,505 and $1,177,581 compared to $210,059 and $2,404,405 for the same period in 2015. Included in these amounts for the quarter ended September 30, 2016 and 2015 respectively were $154,077 and $1,403,927 relating to stock based compensation. Also, in October 2015 a Vice President of diamond marketing was appointed. During 2016 marketing employees were also hired.

Professional fees

Professional fees for the three and nine months ended September 30, 2016 were $350,552 and $1,307,130 compared to $95,729 and $373,400 for the same period in 2015. The increase from 2016 compared to 2015 relates to various legal and audit related matters. For the nine months ended September 30, 2016, legal fees of approximately $611,000 were incurred in connection with marketing and sales agreements, in advance of commercial production.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three and nine months ended September 30, 2016 were $76,214 and $274,093 compared to $69,287 and $348,479 for the same period in 2015. Due to the rights offering in 2015 transfer agent and regulatory fees were higher than in 2016.

Interest income

Interest income for the three and nine months ended September 30, 2016 were $222,602 and $749,120 compared to $241,928 and $673,030 for the same period in 2015. The increase in 2016 is as a result of a higher average balance in the proceeds accounts compared to 2015.

Derivative gain (loss)

Derivative gain for the three and nine months ended September 30, 2016 were $1,563,988 and $2,362,982 compared to a derivative loss of ($15,620,586) and ($18,416,630) for the same period in 2015. In 2015, foreign exchange and interest rate swap contracts were entered into on April 7, 2015 and on July 10, 2015 additional foreign exchange contracts were executed. For the nine months ended September 30, 2016, the derivative gain is attributed to the relative strengthening of the Canadian dollar to the U.S. dollar over 2015, which has resulted in a derivative gain for the foreign currency strip contracts.

Foreign exchange (loss) gain

Foreign exchange (loss) gain for the three and nine months ended September 30, 2016 were ($5,560,170) and $14,348,399 compared to ($10,326,036) and ($10,927,314) of foreign exchange loss for the same period in 2015. The foreign exchange gain for the nine months ended September 30, 2016is as a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollars at the spot rate at the period end. During the period ended September 30, 2016, the spot exchange rate fell from $1.384/US$1, at December 31, 2015, to 1.3117/US$1.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

The development of the GK Mine is largely complete and ramp-up production is in progress, with commercial production expected to take place in early January 2017. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful commissioning of the GK Mine, and upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to write off costs capitalized to date. As discussed above the Company has arranged the necessary equity and Loan Facility to fund its remaining share of the construction and commissioning costs of the GK Mine and does not believe that it will require additional funding. The Company currently has no source of revenue, but expects to have its first sale of its 49% share of the diamonds produced at the GK Mine during January 2017 and approximately every five weeks thereafter.

Cash flow used in operating activities, including change in non-cash working capital for the nine months ended September 30, 2016 were $19,922,353 compared to $2,651,617 for the same period in 2015. The increase is mainly as a result of the purchase of supplies inventory totalling approximately $15 million.

Investing activities for the nine months ended September 30, 2016 were $142,291,890 compared to $198,124,950 for the same period in 2015. For the nine months ended September 30, 2016, the outflow for the purchase of equipment and the expenditures directly related to the development of the GK Mine were $144,008,607 compared to $173,654,239 for the same period in 2015. Capitalized interest paid for the nine months ended September 30, 2016 was $17,616,562 compared to $4,285,247 for the same period in 2015. Development activity has been increasing steadily since December 2013 when the Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the GK Mine, which allowed land-based site works to commence. Cash flows used in investing activities for the nine month period ended September 30, 2016 include $18,064,082 in restricted cash, $144,008,607 in property and equipment, $17,616,562 for capitalized interest paid, and offset by $749,120 of interest income. For the nine month period ended September 30, 2015, $173,654,239 was used for property and equipment, $4,285,247 for capitalized interest paid, which was offset by the redemption of $76,941,663 in short-term investments and $673,030 of interest income.

Financing activities for the nine months ended September 30, 2016 were $184,680,137 compared to $228,874,798 for the same period in 2015. Cash flows from financing activities for the nine month period ended September 30, 2016, related to cash draws of US$146 million or approximately $186.8 million Canadian dollar equivalent from January 1, 2016 to September 30, 2016 from the Loan Facility, net of financing costs, approximately $2.5 million. For the nine month period ended September 30, 2015, approximately $24.7 million was used in financing costs and approximately $95 million of proceeds from share issuance, net of costs, was received and cash draws of US$127 million (or approximately $158.86 million Canadian dollar equivalent) were made from the Loan Facility.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

On September 30, 2016 and December 31, 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $978,891 (December 31, 2015 - approximately $1,312,782).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility will be required to fund its share of the remaining capital and operating costs to commercial production of the GK Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant.

As at September 30, 2016, the Company has drawn US$304 million or $398.8 million Canadian dollar equivalent from the Loan Facility.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At September 30, 2016, the total Loan Facility drawn was US$304 million and interest rate swaps of US$218.9 million are currently in effect.

At September 30, 2016, a 100 basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $7.79 million. A 100 basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest by approximately $7.83 million.

Foreign currency risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9). The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at September 30, 2016, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars. The Canadian dollar equivalent is as follows:

Cash	$ 2,300,000
Restricted cash	3,700,000
Accounts payable and accrued liabilities	(100,000)
Derivative liabilities	(7,100,000)
Loan facility	(398,800,000)
Total	$ (400,000,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at September 30, 2016 would have resulted in an increase or decrease to net loss of approximately $40 million.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendment to IFRS 2 on the consolidated financial statements.

Revenue

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Management is currently assessing the impact of adopting IFRS 15 on the consolidated financial statements along with timing of adoption of IFRS 15.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

The following amendments which the Company adopted are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2016.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to International Accounting Standard 16 Property, plant and equipment, (“IAS 16”) and International Accounting Standard 38, Intangible assets (“IAS 38”). The amendments became effective for the Company’s annual period beginning on January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The adoption of these amendments did not have an effect on the condensed consolidated interim financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the GK Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

As discussed in Note 11 of the financial statements, in 2015 the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at September 30, 2016 and December 31, 2015:

	September 30,	December 31,
	2016	2015
Payable to the operator of the GK Mine*	$ 189,087	$ 1,210,408
Receivable from Kennady Diamonds	-	8,475
Payable to International Investment and Underwriting	38,460	-
Payable to key management personnel	2,700	-

*included in accounts payable and accrued liabilities

The transactions for the three and nine months ended September 30, 2016 and September 30, 2015:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
The total of the transactions:
Mr. Dermot Desmond - Fee under Stand-by Agreement	$ -	$ -	$ -	$ 2,850,000
Kennady Diamonds	22,500	22,500	67,500	67,500
International Investment and Underwriting	10,000	10,000	30,000	30,000
Remuneration to key management personnel	310,588	219,310	792,889	2,321,361
Management fee charged by the operator of the GK Mine	805,251	1,371,682	3,917,892	5,278,002

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2016 and September 30, 2015 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Consulting fees, director fees, bonus and other short-term benefits	$ 194,102	$ 219,310	$ 638,812	$ 917,434
Share-based payments	116,486	-	154,077	1,403,927
	$ 310,588	$ 219,310	$ 792,889	$ 2,321,361

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Corporation’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$ 120,012	$ 463,158	$ 471,259	$ 613,017	$ 1,667,446
Gahcho Kué Diamond Mine commitments	9,087,453	-	-	-	9,087,453
Trade and other payables	18,681,689	-	-	-	18,681,689
Loan facility - Principal	-	254,182,590	144,574,210	-	398,756,800
Loan facility - Interest	29,032,100	42,921,700	11,263,300	-	83,217,100
Interest Rate Swap Contracts:
Outflows	3,027,990	3,501,142	95,187	-	6,624,319
Forward Exchange Contracts*:
(Inflows)	(18,267,186)	-	-	-	(18,267,186)
Outflows	19,201,029	-	-	-	19,201,029
	$ 60,883,087	$ 301,068,590	$ 156,403,956	$ 613,017	$ 518,968,650

*The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

subsequent events

Subsequent to the period ended September 30, 2016, 15,000 stock options were exercised for gross proceeds of $72,600. The market price of the stock options exercised was $106,650.

Subsequent to the quarter ended September 30, 2016, 100,000 stock options were granted by the Board of Directors. The fair value of the stock options has been estimated on the date of grant using the Black-Scholes option pricing model, using the assumptions below, and total $213,910. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options.

Date of grant	November 4, 2016
Number of options granted	100,000
Fair value per option	$2.1391
Fair value total for grant	$213,910
Term of option	5 years
Vesting	Immediate
Assumptions:
Exercise price	$6.96
Expected volatility	34.06%
Expected option life (years)	5
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	0.66%

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the development of the mine will not be consistent with the Company’s expectation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	risks related to foreign exchange fluctuations and prices of diamonds;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure of its joint venture partner to continue to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to develop and operate the Company’s GK Mine on an economic basis and in accordance with applicable timelines;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the NASDAQ under the symbol MDM.

At November 10, 2016, there were 159,808,833 shares issued, 3,020,000 stock options and 20,000 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administrators, was conducted as at December 31, 2015 under the supervision of the Company’s management. Based on results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

At the period end management believes they remain appropriately designed.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting (“ICFR”). Management conducted an evaluation of ICFR based on the framework established in “Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2015. During June 2016, the Operator of the GK Mine relocated from Toronto to Calgary, which resulted in the majority of the new compliment of staff being recruited in Calgary. As part of the restructuring, the accounts payable, effective July 1, 2016 was outsourced to Anglo American Global Shared Services. Management does not believe that the relocation and addition of new staff resulted in any significant changes in internal controls during the nine months ended September 30, 2016, but is currently assessing the controls relating to the outsourcing of accounts payable. The Operator employed appropriate procedures to ensure internal controls were in place during and after the relocation. There have not been any significant changes in the Company’s ICFR other than those mentioned above that occurred during the quarter ended September 30, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

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